UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly-held Company

CNPJ/MF 02.429.144/0001-93 – NIRE 35.300.186.133

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON SEPTEMBER 29, 2017

I. Date, Time and Place: On September 29, 2017, at 10 a.m., at the headquarters of CPFL Energia S.A (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, No. 1510, 14th floor, suit 142, Vila Olímpia, in the city and state of São Paulo.

II. Presiding Board: Presiding Board, Mr. Chen Daobiao, Chairnan, and Secretary, Mr. Gustavo Henrique de Aguiar Sablewski, pursuant to Article 10 of the Company’s Bylaws.

III. Attendance: Shareholders representing 84.69% (eight-four point sixty-nine percent) of the Company’s voting capital, as per the signatures in the Shareholders’ Attendance Book.

IV. Call Notice: Published in the newspaper Valor Econômico, in the editions of August 23, 24 e 25, 2017 and in Diário Oficial do Estado de São Paulo, in the editions of August 23, 24 e 25, 2017.

V. Agenda: (a) To approve the proposal of change of the Company’s head office from: Rua Gomes de Carvalho, nº. 1510, 14º andar, conj. 142, Vila Olímpia - CEP 04547-005, na City of São Paulo, State of São Paulo, to: Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte, Parque São Quirino - CEP: 13088-140, City of Campinas, State of São Paulo, with the maintenance of the newspapers of publication of the announcements described in the Brazilian Corporation Law; (b) To approve the amendment of Article 3 of the Company’s Bylaws to reflect the Company’s head office changing described on item “a” above; e (c) To approve the general consolidation of the Company’s Bylaws.

VI. Reading of Documents and Drawing Up of Minutes: (1) the reading of the documents related to the agenda of the Extraordinary General Meeting as waived by unanimous decision, since their contents were fully known by the shareholders;  (2) the statements of votes, protests and dissents presented were numbered, received and authenticated by the Presiding Board and will be filed at the Company’s headquarters, pursuant to Article 130, paragraph 1, of Law No. 6.404, of December 15, 1976 (“Brazilian Corporation Law”); and (3) the drawing up of the minutes in summary form and its publication without the signatures of the shareholders was authorized, pursuant to Article 130, paragraphs 1 and 2 of Brazilian Corporation Law.

VII. Resolutions Taken: After discussing the matters related to the Agenda, the shareholders resolved:

(a) Approve, by majority of votes, with 664,776,201 votes in favor, representing 65.31% of the Company’s capital stock; 17,180 votes against, representing 0.00% of the Company’s capital stock; and 75,050 abstentions, representing 0.01% of the Company’s capital stock, the change of the Company’s head office from: Rua Gomes de Carvalho, nº. 1510, 14º andar, conj. 142, Vila Olímpia - CEP 04547-005, na City of São Paulo, State of São Paulo, to: Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte, Parque São Quirino - CEP: 13088-140, City of Campinas, State of São Paulo, with the maintenance of the newspapers of publication of the announcements described in the Brazilian Corporation Law;

(b) Approve, by majority of votes, with 664,776,871 votes in favor, representing 65.31% of the Company’s capital stock; 18,844 votes against, representing 0.00% of the Company’s capital stock; and 82,716 abstentions, representing 0.00% of the Company’s capital stock, the amendment of Article 3 of the Company’s Bylaws to reflect the Company’s head office changing described on item “a” above; and

(c) Approve, by majority of votes, with 664,765,971 votes in favor, representing 65.31% of the Company’s capital stock; 18,654 votes against, representing 0.00% of the Company’s capital stock; and 83,806 abstentions, representing 0.01% of the Company’s capital stock, the general consolidation of the Company’s Bylaws, which will be in force, as of this date, with the wording contained in Annex I, which is included in this Minutes for all legal purposes and will be made available in the Company’s website.

VIII. Closure: There being no further matters to discuss, the Presiding Board suspended the meeting for the time required to draw up these minutes. After the meeting, the minutes were read, approved and signed by the Presiding Board, the Secretary and the present shareholders.

PRESIDING BOARD: Presiding Board: Chen Daobiao and Secretary: Gustavo Henrique de Aguiar Sablewski.

SHAREHOLDERS ATTENDANCE: State Grid Brazil Power Participações S.A., by its attorney-in-fact, Mr. Valter Matta; ESC ENERGIA S.A., by its attorney-in-fact, Mr. Valter Matta; CITIBANK, N.A., represented by Banco Bradesco S.A., by its attorney-in-fact, Mr. José Donizetti de Oliveira; BONAIRE PARTICIPAÇÕES S.A., by its attorney-in-fact, Mr. Valter Matta; CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI, by its attorney-in-fact, Mr. Luís Gustavo Frantz; GOVERNMENT EMPLOYEES SUPERANNUATION BOARD; GOLDMAN SACHS ETF TRUST – GOLDMAN SACHS ACTIVEBETA EMERGING MARKETS EQUITY ETF; GOLDMAN SACHS TRUST II – GOLDMAN SACHS MULTI MANAGER GLOBAL EQUITY FUND; STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV – STATE STREET GLOBAL EMERGING MARKETS INDEX EQUITY; STATE STREET EMERGING MARKETS EQUITY INDEX FUND; AMERICAN HEART ASSOCIATION INC; METZLER STRATEGIC INVESTMENTS PUBLIC LIMITED COMPANY / GLOBAL OPPORTUNITIES FUND; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC – FUNDAMENTAL LOW VOLATILITY INDEX EMERGING MARKETS; NORTHERN TRUST UCITS FGR FUND; VANGUARD INTL HIGH DIVIDEND YIELD INDEX FUND; OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM; VANGUARD INVESTMENT SERIES PLC; ISHARES IV PUBLIC LIMITED COMPANY; THE MASTER TRUST BANK OF JAPAN LTD AS TRUSTEE FOR HSBC BRAZIL MOTHER FUND; OHIO POLICE AND FIRE PENSION FUND; OPPENHEIMER GLOBAL ESG REVENUE ETF; THE STATE TEACHERS RETUIREMENT SYSTEM OF OHIO; VANGUARD INVESTMENTS FUNDS ICVC VANGUARD FTSE GLOBAL ALL CAP INDEX FUND; JOHN HANCOCK FUNDS II INTL STRATEGIC EQUITY ALLOCATION FUND; JOHN HANCOCK FUNDS II INTL STRATEGIC EQUITY ALLOCATION FUND; WISDOMTREE EMERGING MARKETS EX STATE OWNED ENT. FUND; OPPENHEIMER EMERGING MARKETS REVENUE ETF; OPPENHEIMER GLOBAL REVENUE ETF; FIDELITY SALEM STREET TRUST FIDELITY INTL SUSTAINABILITY INDEX FUND; SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SPARTAN EMRGING MARKETS INDEX POOL; ACADIAN COLLECTIVE INESTMENT TRUST; FIDELITY SALEM STREET TRUST FIDELITY SAI EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST FIDELITY TOTAL INTL INDEX FUND; INTECH EMERGING MARKETS MANAGED VOLATILITY FUND; PARAMETRIC EMERGING MARKETS FUND; STATE  STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS; MANAGED PENSION FUNDS LIMITED; FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST; FORD MOTOR COMPANY OF CANADA, LIMITED PENSION TRUST; MINUCIPAL EMPLOYEES ANNUITY AND BENEFIT FUND OF CHICAGO; UTAH STATE RETIREMENT SYSTEMS; TEACHER RETIREMENT SYSTEM OF TEXAS; BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMERICA; THE REGENTS OF THE UNIVERSITY OF CALIFORNIA; RAILWAYS PENSION TRUSTEE COMPANY LIMITED; AT&T UNION WELFARE BENEFIT TRUST; NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US EQUITY INDEX FUND – LENDING; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; GE INVESTMENTS FUNDS, INC.; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND; NORTHERN EMERGING MARKTING EQUITY INDEX; FUND; THE NOMURA TRUST AND BANKING CO. LTDA. RE: INTERNATIONAL EMERGING STOCK INDEX MSCI EMERGING; SPDR S&P MARKETS ETF; FIDELITY SALEM STREET TRUST:FIDELITY GLOBAL EX U.S.INDEX FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; THE WALT DISNEY COMPANY RETIREMENT PLAN MASTER TRUST; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; VANGUARD FTSE ALL-WORLD EX-US INDEZ FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUND; IBM 401(K) PLUS PLAN; CANADA PENSION PLAN INVESTMENT BOARD; CALVERT IMPACT FUND, INC. - CALVERT GLOBAL ENERGY SOLUTIONS FUND; NEW ZEALAND SUPERNNUATION FUND; NTGI - QM COMMON DAILY EMERGING MARKETS EQUITY INDEX FUND – LENDING; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; NORTHERN TRUST INVESTMENT FUNDS PLC; PUBLIC SECTOR PENSION INVESTMENT BOARD; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; COLLEGE RETIREMENT EQUITIES FUND; EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY FUND; LEGAL & GENERAL INTERNATIONAL INDEX TRUST; VANGUARD TOTAL WORLD STOCK INDEX FUNF. A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; THE BANK OF NEW YORK MELLON EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN; LEGAL AND GENERAL ASSURANCE (PENSION MANAGEMENT) LTD.; STATE OF MINNESOTA STATE EMPLOYEES RETIREMENT PLAN; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; PARAMETRIC TAX -MANAGED EMERGING MARKETS FUND; SUNSUPER SUPERANNUATION FUND; WASHINGTON STATE INVESTMENT BOARD; STATE STREET RUSSELL RAFI GLOBAL EX-U.S. INDEX  NON- LENDING COMMON TRUST FUND; SCOTTISH WINDOWS INVESTMENT SOLUTIONS FUNDS ICVC - FUNDAMENTAL INDEX EMERGING MARKETS EQUITY FUND; ACADIAN EMERGING MARKETS MANAGED VOLATILITY EQUITY FUND, LLC; ADVANCED SERIES TRUST - AST GOLDAMEN SACHS MULYI-ASSET PORTFOLIO; SCHWAB FULARGE COMPANY INDEX ETFNDAMENTAL EMERGING MARKETS; STATE STREET IRELAND UNIT TRUST; CITY OF NEW YORK GROUP TRUST; SPDR S&P EMERGING MARKETS FUND; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD INDEX (ACWI) EX-FUND-LENDING; NORTHERN TRUST

COLLECTIVE EMERGING MARKETS  INDEX FUND- LENDING; ANCHOR GLOBAL EMERGING MARKETS EQUITY FUND; ADVANCED SERIES TRUST - AST PRUDENTIAL FLEXIBLE MULTI-STRATEGY PORTFOLIO; JOHN HANCOCK VARIBLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B; SSGA ETFS EUROPE II PUBLIC LIMITED COMPANY; STATE STREET GLOBAL EQUITY EX-US INDEX PORTFOLIO; LEGAL & GENERAL GLOBAL EQUITY INDEX FUND; NORGES BANK; VANGUARD FUNDS PUBLIC LIMITED COMPANY; ACADIAN ALL COUNTRY WORLD MANAGED VOLATILITY EQUITY FUND, LLC; ACADIAN EMERGING MARKETS ALPHA PLUS FUND TRUST; VOYA INVESTMENT MANAGEMENT CO. LLC; HSBC UCITS COMMON CONTRACTUAL FUND; LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST, by their attorney-in-fact, Mr. Anderson Carlos Koch.

We certify that this copy is faithful to the minutes draw up in Book.

Chen Daobiao

Presiding Board

Gustavo Henrique de Aguiar Sablewski

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 2, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.